Mail Stop 3561

August 5, 2008

<u>By U.S. Mail</u>

Mr. Rafael L. Marte
Chief Financial Officer
Transfer Technology International Corp.
2203 North Lois Avenue, Suite 929
Tampa, FL 33607

      Re: Transfer Technology International Corp.
               Form 10-KSB for the Year Ended December 31, 2007
               File No. 0-27131

Dear Mr. Marte:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               William Thompson
               Accounting Branch Chief